Exhibit 99.12

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom”)

Notice is hereby given that Telkom have today declared Final Dividend No. 9 of 110 South African cents per share for the year ended 31 March 2004 to be paid on Friday, 9 July 2004.

Salient dates

To holders of ordinary shares

2004
Last date to trade ordinary shares cum dividend	Friday, 25 June
Last date to register transfers of certificated securities cum dividend	Friday, 25 June
Ordinary shares trade ex dividend	Monday, 28 June
Record date	Friday, 2 July
Payment date	Friday, 9 July

On the payment date, dividends due to holders of certificated securities on the South African register will either be electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 28 June 2004 and Friday, 2 July 2004, inclusive, no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares.

2004
Ex dividend on New York Stock Exchange	Monday, 28 June
Record date	Friday, 2 July
Approximate date for currency conversion into US dollars	Friday, 9 July
Approximate payment date of dividend	Friday, 23 July

By order of the Board

V V Mashale

Company Secretary

Johannesburg

7 June 2004